SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 NOV 26 AM 11:14

22 November 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02055981

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 21 November 2002 as published in the South China Morning Post in Hong Kong on 22 November 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dlw 11/26

E:\tn\sa\SHMB&SHPCL_3Q-2002\ltr.doc.6

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA and a company listed on the Kuala Lumpur Stock Exchange, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2002 in Malaysia on 21 November 2002. The financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on the Kuala Lumpur Stock Exchange and in which SA has a 54.37% interest, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2002 in Malaysia on 21 November 2002. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002 – UNAUDITED

	Three Months Ended		Nine Months Ended	
	30.9.2002	30.9.2001	30.9.2002	30.9.2001
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	71,429	58,883	172,583	177,765
Operating profit before exceptional items	12,545	9,432	12,870	27,717
Exceptional items	–	–	–	–
Operating profit after exceptional items	12,545	9,432	12,870	27,717
Interest expense	(1,465)	(43)	(3,359)	(189)
Interest income	19	155	65	708
Share of results of associated companies	(695)	(325)	(2,803)	(926)
Profit before taxation	**10,404**	**9,219**	**6,773**	**27,310**
Tax expense	(1,687)	(1,225)	(3,129)	(6,646)
Profit after taxation	**8,717**	**7,994**	**3,644**	**20,664**
Less: Minority Interests	(100)	(42)	(92)	(385)
Net profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	**8,617**	**7,952**	**3,552**	**20,279**
Basic Earnings per Ordinary Share (sen)	1.96	1.81	0.81	4.61
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37%) IN THE FINANCIAL RESULTS OF SHMB FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 21 November 2002